

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 7, 2017

Mr. Albert J. Wang
Executive Vice President and Principle Financial Officer
Banc of California, Inc.
3 MacArthur Place
Santa Ana, California 92707

  Re: **Banc of California, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2015
     Filed February 18, 2016
     File No. 001-35522

Dear Mr. Wang:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Gus Rodriguez

        Gus Rodriguez
        Accounting Branch Chief
        Office of Financial Services